EXHIBIT 3.1

AMENDMENT NO. 2

TO AMENDED AND RESTATED BY-LAWS

OF TSR, INC.

The text of Article II, Section 5 of the Amended and Restated By-laws (as amended by Amendment No. 1 to the Amended and Restated By-laws) of TSR, Inc., which had been previously stated as follows:

“Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting.”

was amended to read as follows:

“Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning at least forty percent (40%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.”

Approved: August 30, 2019